Conn’s, Inc.
3295 College Street
Beaumont, Texas 77701
April 28, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Conn’s, Inc.
Acceleration Request
Registration Statement No. 333-157390
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Conn’s, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended, Registration No. 333-157390, to 1:00 p.m., Eastern Time, on April 30, 2009 or as soon thereafter as practicable.
     The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Forrest Brumbaugh of Fulbright & Jaworski L.L.P. at (214) 855-7177 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, CONN’S, INC.
By:	/s/ Sydney K. Boone
	Name:	Sydney K. Boone
	Title:	Corporate General Counsel and Secretary